TO:	British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affair Authority of Saskatchewan
Manitoba Securities Commission
Ontario Securities Commission (as Principal Regulator)
Autorité des Marches Financiers
Financial and Consumer Services Commission, New Brunswick
Nova Scotia Securities Commission
Office of the Superintendent of Securities, Prince Edward Island
Office of the Superintendent of Securities Service Newfoundland and Labrador
Office of the Yukon Superintendent of Securities
Nunavut Securities Office
Office of the Superintendent of Securities, Northwest Territories,

March 18, 2022

Dear Sir/Madam

Re: Notice of Change of Auditors for Largo Inc.

Pursuant to National Instrument 51-102, Largo Inc. hereby provides change of auditor notice as follows:

• On March 15, 2022, the PricewaterhouseCooper LLP ("PwC") of Toronto, Ontario resigned as Largo Inc.'s auditor, at the Company's request,

• On March 15, 2022, Largo Inc. appointed KPMG LLP ("KPMG") of Toronto, Ontario, to fill the vacancy created by the resignation of PwC, and to hold such position until the close of the next annual meeting of shareholders of Largo Inc.

• The resignation of PwC and the appointment of KPMG was considered and approved by both the Audit Committee and Board of Directors of Largo Inc.

• There were no modifications of opinion by PwC in the Auditors' Reports of the two most recently completed fiscal years ended December 31, 2021 and December 31, 2020.

• The Board of Directors of Largo inc. is of the opinion that there were no "reportable events" as defined by National Instrument 51-102, which occurred in connection with the audit of the two most recently completed fiscal years or for any period subsequent to the most recently completed fiscal period for which an Auditors' Report was issued.

• Dated at the City of Toronto in the Province of Ontario, this 18th day of March, 2022.

Yours very truly,

(Signed) "Liz Valente"

Liz Valente, General Counsel and Corporate Secretary
Largo Inc.